SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

                Maritza East III Power Company AD
                  ____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:



         Frederick F. Nugent, Esq.        Thomas C. Havens, Esq.
         General Counsel                  Jones, Day, Reavis & Pogue
         Entergy Wholesale Operations     599 Lexington Avenue
         20 Greenway Plaza                New York, New York 10022
         Suite 1025
         Houston, Texas  77046

     Maritza East III Power Company AD ("Maritza East III"), a company organized under the laws of Bulgaria and a subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Maritza East III is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

                Maritza East III Power Company AD
                9 Fridtjov Nansen Blvd.
                2nd Floor
                Sofia 1000
                Bulgaria

      Maritza East III is a joint venture company formed by subsidiaries of Entergy and NEK (the state-owned utility in Bulgaria) for the purpose of jointly owning the Maritza East III power generating facility, located near Stara Zagora in south central Bulgaria (the "Plant"). The Plant currently consists of four 210 MW (nominal) lignite coal-fired electric generating units and appurtenant buildings and property. Through Maritza East III, Entergy and NEK plan to rehabilitate and modify the Plant. Currently, Entergy and NEK own 51% and 49%, respectively, of Maritza East III. Upon financial closing, Entergy's ownership interest in Maritza East III will be increased to 73% (and NEK's interest reduced to 27%). All of the output from the Plant is currently expected to be sold to NEK at wholesale.

   No other person (other than NEK, Entergy and its direct or indirect subsidiaries) currently owns a 5% or more voting interest in Maritza East III.

Item 2.   Domestic Associate Public-Utility Companies of Maritza
          East III and their Relationship to Maritza East III.

      The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of Maritza East III: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Maritza East III.


EXHIBIT A.     State Certification.

                         Not applicable.




                            SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                         ENTERGY POWER DEVELOPMENT CORPORATION


                         By:  /s/ Robert A. Malone
                            Robert A. Malone
                            Vice President

Dated:  December 18, 2001